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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM TO-T
                                (Amendment No. 3)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                           THE SECURITIES ACT OF 1934

                      TRI NATIONAL DEVELOPMENT CORPORATION
                            (name of subject company)

                     SENIOR CARE INDUSTRIES, INC., OFFEROR
(names of filing persons (identifying status as offeror, issuer or other person)

                COMMON STOCK OF TRI-NATIONAL DEVELOPMENT CORPORATION
                         (Title of Class of Securities)

                                   89557H102
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)


This amendment is being filed to notify individuals who may desire to tender their shares in Tri-National that they should not do so until they receive the tender offer and related prospectus in the mail and that they should read the prospectus before making any investment decision because it contains important information.

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

          Stock     $ 2,000,000                      Paid May 22, 2001
          Warrants  $ 7,000,000                      Paid May 22, 2001

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities to be received by Senior Care Industries, Inc. pursuant to Regulation 230.457(f)(1) with the value based upon the price of the securities subject to the tender as of May 10, 2001 as set forth in Rule Regulation 230.457c. This calculation is based as follows:

Number of potential shares to be tendered: 20,000,000
Price of those shares on May 10, 2001:    $.10

Additionally, for each three shares tendered, the shareholder tendering those shares will receive 1 warrant in Senior Care Industries, Inc. The warrant calculation is based upon Regulation 230.457(g)(2) where the calculation is based upon the warrant price which is $1 per warrant. This calculation is based as follows:

Estimated number of warrants: 7,000,000
Warrant price:                    $1.00

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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $2,250
                                          -----------------------
                         Form or Registration No.: TO-T
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 22, 2001
                                          -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 4

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 4

ITEM 4 TERMS OF THE TRANSACTION ................................. 4

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 4

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 4

ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION ........ 4

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ............ 4

ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED .. 5

ITEM 10 FINANCIAL STATEMENTS .................................... 5

ITEM 11 ADDITIONAL INFORMATION .................................. 6

ITEM 12 RECOMMENDATION OF TRI-NATIONAL .......................... 6

ITEM 13 EXHIBITS ................................................ 6

SIGNATURES ...................................................... 6

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ITEM 1 - SUMMARY TERM SHEET

The Summary of the transaction which appears in the accompanying prospectus beginning on page 1 and are incorporated herein by reference.

ITEM 2 - SUBJECT COMPANY INFORMATION

Tri-National Development Corporation is the company which is the subject of this transaction and all information regarding the company appears in the accompanying prospectus under the heading "Description of Business of Tri-National Development" beginning on Page 47 and is incorporated herein by reference.

ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

The filing company is Senior Care Industries, Inc. and the background of that company and all other information which you may need in that regard can be found in the accompanying prospectus beginning on page 28, which information is incorporated herein by reference.

ITEM 4 - TERMS OF THE TRANSACTION

The terms of the transaction can be found in the accompanying prospectus in the section also entitled "Terms of the Transaction" beginning on page 14 and those terms are incorporated herein by reference.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

All contracts, transactions, negotiations and agreements can be found in the accompanying prospectus under the heading entitled "Material Contracts with Tri-National" beginning on page 22 and "Related Party Transactions & Relationships" beginning on page 40 and those items are incorporated herein by reference.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The purposes of the transaction and plans or proposals can be found in the accompanying prospectus under "Management's Discussion & Analysis of Financial Condition & Results of Operations of Senior Care" beginning on page 43 as well as in "Description of Business of Senior Care" beginning on page 28 and those items are incorporated herein by reference.

ITEM 7 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith as described in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 56 and are incorporated herein by reference.

ITEM 8 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

A discussion of Senior Care's securities can be found in the accompanying prospectus in the section entitled "Market Price for Senior Care Stock & Other Shareholder Matters" beginning on page 34 and "Related Party Transactions & Relationships" beginning on page 40 and those items are incorporated herein by reference.

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ITEM 9 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

SOLICITATIONS & RECOMMENDATIONS:

No person has been employed by Senior Care to make solicitations or recommendations regarding this Tender Offer. You should make your decision concerning this matter from the Offer itself and by reading the Prospectus and no other person will contact you regarding it.

PAYMENT OF EXPENSES:

A discussion of the payment of all expenses in connection with this tender can be found in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 56 and are incorporated herein by reference.

LEGAL MATTERS:

A discussion of the retention of legal experts can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 33 and are incorporated herein by reference.

ACCOUNTANTS & AUDITORS:

A discussion of the retention of accountants and auditors can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 27 and are incorporated herein by reference.

STOCK TRANSFER AGENT:

The Agent who will handle the surrender of your shares and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

The Stock Transfer Agent for Tri-National Development Corp. is:

Computershare Investor Services, Inc.
Stock & Bond Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, BC V6C 3B9
Telephone: (604) 661-0276

ITEM 10 - FINANCIAL STATEMENTS

Audited financial statements of Senior Care for the years ended December 31, 1999 and December 31, 2000 can be found attached to the accompanying prospectus as Exhibit 13.1 and are incorporated herein by reference. Supplementary unaudited financial statements for the six months ended June 30, 2000 and June 30, 2001 can also be found attached to the accompanying prospectus as Exhibit 13.2.

Audited financial statements for Tri-National Development Corp. have been obtained from that company's most recent Annual Report for the year ended April 30, 2001 without the cooperation of Tri-National management and those financial statements are attached as Exhibit 13.3 to the accompanying prospectus.

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ITEM 11 - ADDITIONAL INFORMATION

The accompanying prospectus explains the tender and all information regarding the tender under "Frequently Asked Questions" beginning on page 11 and "Risk Factors" beginning on page 3 and that information which appears therein is incorporated herein by reference.

ITEM 12 - RECOMMENDATION OF TRI-NATIONAL

The Board of Directors of Tri-National Development do not recommend that you tender your shares to Senior Care and believe that it is not in your best interest or in the best interest of Tri-National Development that you do so.

ITEM 13 - EXHIBITS

The exhibits which are attached to the accompanying prospectus which are listed on page 56 of that prospectus are incorporated herein by reference.

The transmittal letter which does not appear in the prospectus is attached hereto as an exhibit.

Exhibit 10 - Transmittal letter



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Form TO-I/A and has duly caused this amended Tender Offer to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Beach, State of California, on September 24, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

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